ADVANCED CREDIT TECHNOLOGIES, INC.
1915 Plaza Drive, Suite 202
Eagan, Minnesota 55122
Tel: (651) 905-2932

August 9, 2011

Mark P. Shurman
Legal Branch Chief
U.S. Securities Exchange Commission
100 F Street, N.E.
Washington, DC 20549-8561

Re:           Advanced Credit Technologies, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed: August 9, 2011
File No.: 333-170132

Dear Mr. Shurman:

We are in receipt of your correspondence dated July 20, 2011 with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Table of Contents

1.	The table of contents has been revised for accuracy.

Prospectus Summary, page 4

2.	The Disclosure explaining the “LOGIC” functionality in our software program has been provided.

Risk Factors, page 7

3.	Language mitigating disclosure provided in risk factors has been deleted.

Selling Security Holders, page 10

4.
The private placement shares sold subsequent to the filing of the registration statement, were sold to friends and pre-existing relationships of the officers of the Company and the Registration Statement did not serve and was not utilized as a general solicitation for the private offering. Accordingly, the Registration D and 4(2) exemption is available to the Company with no issues of integration.

5.	Disclosure as to the fact that Tomer Moshe has the sole voting and dispositive power with respect to shares to be offered by Infinity Capital Company has been provided.

Securities & Exchange Commission

Management’s Discussion and Analysis or Plan of Operation

Results of Operation, page 18

6.
Disclosure clarifying business events resulting in changes in revenues in each significant category of expenditures from one period to the next for the applicable financial statement periods has been provided.

Liquidity and Capital Resources, page 19

7.
Disclosure that there can be no assurance that the Company will raise $180,000 and the potential effects from not raising the required capital to fund the next 12 months has been provided. The statement that “more than enough time to get our sales underway to be profitable” has been deleted. We do however have executed contracts for our products and our references to anticipated profits are supportable in management’s opinion. Material agreements have been filed as exhibits to this Registration Statement.

8.
Disclosure setting forth the minimum period of time we will be able to conduct operations from currently available resources has been provided along with our monthly cash requirements. We have deleted the statement that “our financial condition is stable” to remain consistent with financial statements and note disclosures.

Executive Compensation, page 20

9.	The executive compensation disclosure has been revised to reflect all stock and cash compensation to Chris Jackson and Enrico Giordano.

10.	The Disclosure clarifying that no director compensation has ever been paid other than expense reimbursement has been provided.

11.
The Company and its officers mutually agreed to void all employment agreements based on potential adverse tax consequences. There is no written agreement, however, with the advice from the Company’s accountant, the officers volunteered to void their previously existing contracts. No compensation has been deferred.

12.
Disclosure clarifying that our previous accountant resigned due to health issues has been provided. We have never had a CFO. Our President and COO also acts as a Principal Financial Officer of the Company.

Directors, Executive Officers, Promoters and Control Persons, page 21

13.
We agree with our April 26, 2011 letter that the current officers fall under the definition of a “promoter” based on owning more than 10% of the common stock of the Company. Item 404 of Regulation S-K does not require any information called for by Item 404 based on the fact that all compensation to the officers of the Company has been reported pursuant to Item 404(a) of Regulation S-K. There are no assets or other property to be received from the officers of the Company for which the Company would pay additional compensation of any kind to such officers not otherwise disclosed. There are no related party transactions between our officers and any third party dealing with the Company.

Securities & Exchange Commission

14.
As stated in an earlier response, the Company has never had a CFO. Mr. Jackson is President, COO and Principal Financial Officer, and Mr. Giordano is Treasurer and Director of the Company as was previously disclosed.

Financial Statements for the Period from February 25, 2008 (Inception) Through December 31, 2010

Note 1 – Summary of Significant Accounting Policies

Net Earnings (Loss) Per Share, page 33

15.
The Calculation of net loss per share has been revised to reflect the net loss amount for the five months ended May 31, 2011. The corresponding changes to basic and diluted net loss per share had been disclosed.

Restatement of Financial Statements of the company for the years ended December 31, 2008 and 2009, page 38.

16.	Disclosures on prior page 38 have been revised to reflect the reclassification of commissions as well as revisions to Statement of Operations to reflect this adjustment.

Interim Financials

General

17.
Revisions including a Statement of Operations and cash flows for May 31, 2011 have been provided. In addition, reference to statements of operations and cash flows was amended to reflect activity from inception through May 31, 2011.

Balance Sheets, page 42

18.	The balance sheets for the periods ended December 31, 2009 and 2008 have been removed from filing.

19.	The number of common shares issued and outstanding and the common stock and paid in capital amounts have been revised.

Undertakings, page 48

20.	The Undertakings section has been revised pursuant to Item 512.

Exhibit 10.4

21.	A schedule of shareholder subscriptions has been included in Exhibit 10.4.

Securities & Exchange Commission

Exhibit 23.1

22.	The auditors consent has been revised as requested.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,
/s/ Chris Jackson_
Chris Jackson
President and Chief Operating Officer